SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Review” dated on March 31, 2011.

Introduction

We have reviewed the individual and consolidated interim accounting information of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries, contained in the Quarterly Information Form (ITR) for the quarter ended March 31, 2011, which comprise the balance sheet and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the quarter then ended, including the notes thereto.

Management is responsible for the preparation of the individual interim accounting information in accordance with CPC Technical Pronouncement CPC 21 – Interim Statement and for the consolidated interim accounting information in accordance with CPC 21 and with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this information consistently with the Brazilian SEC (CVM) regulations applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International standards on review of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim information consists of inquiries, mainly of officials in charge of the financial and accounting areas, and of the application of analytical procedures and other review procedures. A review is significantly less in scope than an audit in accordance with auditing standards and, as a consequence, did not allow us to obtain assurance that we became aware of all significant matters which might be found in an audit. Accordingly, we did not express an audit opinion.

Conclusion on individual interim information

Based on our review, we are not aware of any fact which makes us believe that the individual interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Conclusion on consolidated interim information

Based on our review, we are not aware of any fact which makes us believe that the consolidated interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated interim statement of value added (SVA) for the quarter ended March 31, 2011, the presentation of which in the interim information is required by Brazilian SEC (CVM) regulations applicable to the preparation of Quarterly Information (ITR) and deemed to be supplementary information by the IFRS, which do not require the presentation of the SVA. These statements were submitted to the same review procedures described above and, based on our review, we are not aware of any fact which makes us believe that they were not prepared, in all material respects, in accordance with individual and consolidated interim accounting information taken as a whole.

The accompanying notes are an integral part of this Quarterly Information.

The accompanying notes are an integral part of this Quarterly Information.

The accompanying notes are an integral part of this Quarterly Information.

The accompanying notes are an integral part of this Quarterly Information.

Telecomunicações de São Paulo S.A. - Telesp

Statements of cash flows

Three-months periods ended March 31, 2011 and 2010

(In thousands of reais)

(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	03/31/2011	12/31/2010	03/31/2011	12/31/2010
Cash flows from operations				
Income before income tax and social contribution	671,892	789,490	677,968	797,309
Items that do not affect cash				
Expenses (revenues) not affecting cash	**597,267**	**607,073**	**624,745**	**643,048**
Depreciation and amortization	475,654	398,045	538,509	444,372
Monetary and exchange variations	(29,812)	12,086	(29,343)	12,312
(Gain) / Loss from equity in earnings of associates	49,611	38,767	(762)	(4,509)
(Gain) / Loss on permanent asset disposals	(9,048)	8,098	(8,620)	10,160
Provision for doubtful accounts	73,834	86,603	84,962	114,742
Pension and other post-retirement benefits plans	(2,547)	(16,156)	(2,567)	(16,333)
Tax, Labor and civil provisions	2,320	(852)	3,115	913
Interest expense	40,708	77,665	40,708	77,665
Others	(3,453)	2,817	(1,257)	3,726
(Increase) decrease in operating assets	**(230,798)**	**(152,026)**	**(129,029)**	**(38,925)**
Trade accounts receivable, net	(129,780)	84,827	(125,291)	99,873
Other current assets	49,689	(162,376)	31,732	(63,031)
Other noncurrent assets	(150,707)	(74,477)	(35,470)	(75,767)
Increase (decrease) in operating liabilities	**(152,861)**	**(300,648)**	**(350,149)**	**(385,055)**
Payroll and related accruals	(59,562)	(4,071)	(61,942)	14,091
Accounts payable and accrued expenses	162,581	(106,368)	(23,869)	(126,542)
Taxes other than income taxes	(11,395)	775	(11,574)	(36,110)
Other current liabilities	10,148	52,696	4,123	14,474
Other noncurrent liabilities	(7,746)	5,503	(8,074)	5,310
Interest paid	(40,956)	(77,955)	(40,956)	(77,955)
Income and social contribution taxes paid	(205,931)	(171,228)	(207,857)	(178,323)
Cash provided by operations	**885,500**	**943,889**	**823,535**	**1,016,377**
Cash flows generated from (used in) investing activities				
Capital increase in subsidiaries and associates	-	(5,794)	-	-
Acquisition of fixed and intangible assets, net of grants	(733,072)	(525,404)	(722,536)	(556,569)
Cash from sales of fixed assets	21,483	1,799	21,483	2,650
Cash used in investing activities	**(711,589)**	**(529,399)**	**(701,053)**	**(553,919)**
Cash flows generated from (used in) financing activities				
Loans paid	(104,464)	(2,799)	(104,464)	(2,799)
New loans obtained	698,470	44,646	698,470	44,646
Net payment on derivatives contracts	(3,384)	(3,120)	(3,384)	(3,120)
Dividends and interest on shareholders' equity paid	(5)	(9)	(5)	(9)
Cash generated from financing activities	**590,617**	**38,718**	**590,617**	**38,718**
Increase in cash and cash equivalents	**764,528**	**453,208**	**713,099**	**501,176**
Cash and cash equivalents at beginning of year	1,089,089	1,997,713	1,556,715	2,277,016
Cash and cash equivalents at end of period	1,853,617	2,450,921	2,269,814	2,778,192
Changes in cash during the period	**764,528**	**453,208**	**713,099**	**501,176**

The accompanying notes are an integral part of this Quarterly Information.

Telecomunicações de São Paulo S.A. - Telesp

Statements of added value
Three-months periods ended March 31, 2011 and 2010
(In thousands of reais)
(A free translation of the original issued in Portuguese)

	Company		Consolidated	
	03/31/2011	12/31/2010	03/31/2011	12/31/2010
Revenues	5,090,279	4,931,503	5,421,912	5,255,881
Sale of goods, products and services	5,045,374	4,918,827	5,388,953	5,264,981
Other income	118,739	99,279	117,921	105,642
Allowance for doubtful accounts	(73,834)	(86,603)	(84,962)	(114,742)
Input products acquired from third parties	(2,222,033)	(1,955,358)	(2,444,648)	(2,167,730)
Cost of goods and services	(1,527,628)	(1,367,884)	(1,632,077)	(1,467,028)
Materials, energy, services of third parties and others	(653,462)	(518,097)	(766,555)	(618,700)
Loss of assets	(12,435)	(13,221)	(12,863)	(18,163)
Others	(28,508)	(56,156)	(33,153)	(63,839)
Gross added value	2,868,246	2,976,145	2,977,264	3,088,151
Retentions	(475,654)	(398,045)	(538,509)	(444,372)
Depreciation and amortization	(475,654)	(398,045)	(538,509)	(444,372)
Net added value produced	2,392,592	2,578,100	2,438,755	2,643,779
Added value received upon transfer	46,771	46,563	124,245	106,151
(Gain) loss from equity holding in associates	(49,611)	(38,767)	762	4,509
Financial income	96,382	85,330	123,483	101,642
Total added value to be distributed	2,439,363	2,624,663	2,563,000	2,749,930
Distribution of added value	(2,439,363)	(2,624,663)	(2,563,000)	(2,749,930)
Payroll and related charges	(185,706)	(154,322)	(191,532)	(163,917)
Salary	(132,205)	(131,569)	(136,695)	(139,099)
Benefits	(37,649)	(7,207)	(38,339)	(8,280)
Payroll tax - FGTS	(10,848)	(9,460)	(11,232)	(9,999)
Others	(5,004)	(6,086)	(5,266)	(6,539)
Taxes, fees and contributions	(1,601,591)	(1,706,272)	(1,635,415)	(1,744,441)
Federal tax	(536,294)	(603,646)	(563,082)	(627,962)
State tax	(1,054,196)	(1,090,775)	(1,054,204)	(1,093,118)
Municipal tax	(11,101)	(11,851)	(18,129)	(23,361)
Interest on third parties capital	(196,377)	(228,769)	(279,263)	(304,572)
Interest	(43,484)	(115,361)	(44,196)	(115,486)
Rent and leasing operations	(103,185)	(95,488)	(184,288)	(169,478)
Others	(49,708)	(17,920)	(50,779)	(19,608)
Others	(37,352)	(50,298)	(38,453)	(51,998)
Tax, labor and civil provisions	(37,352)	(50,298)	(38,453)	(51,998)
Retained Profit	418,337	485,002	418,337	485,002

The accompanying notes are an integral part of this Quarterly Information.

1. Operations and background

a) Controlling shareholders

Telecomunicações de São Paulo S.A.-Telesp (hereinafter “Telesp” or “Company”), is headquartered at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefonica Group, the telecommunications industry leader in Spain which is also present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of March 31, 2011, held total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

On April 27, 2011 the Special General Shareholders’ Meeting approved the substitution and merger of shares of 100% of total capital of Vivo Participações S.A., as mentioned in Note 30.

b) Operations

The Company´s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brands, pay TV services (i) by satellite all over the country (Telefonica TV Digital) and (ii) using (MMDS) Multichannel Multipoint Distribution Service technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre. On February 16, 2009, the authorizations for use of 2.5GHz frequency associated with pay TV service by MMDS technology was extended through the year 2024 and await a position from ANATEL regarding the renewal and payment conditions.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company - category A (issuers authorized to negotiate any securities) and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the U.S. Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs) - level II, listed only as preferred shares are traded on the New York Stock Exchange (NYSE).

1. Operations and background (Continued)

c) The STFC concession agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originating in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current Concession Agreement, dated December 22, 2005, in place since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on June 30, 2011, December 31, 2015 and December 31, 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in place at that moment.

The Concession Agreement establishes that all assets owned by the Company which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On March 31, 2011, the carrying value of reversible assets is estimated at R$6,669,207 (R$6,925,052 in December 31, 2010), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. In April of 2011, the Company made a payment for this concept of R$ 186,852, based on the 2010 STFC net revenues.

d) The telecommunications services subsidiaries and associated companies

The table below shows the list of direct and indirect wholly-owned subsidiaries of the Company as well as the percentage ownership shareholdings:

2. Basis of presentation of quarterly information

The consolidated quarterly information (ITR) for the three-months period ended March 31, 2011 is presented by the Company according to International Financial Reporting Standards (IFRS) issued by IASB and the accompanying individual and consolidated quarterly information are prepared in accordance with accounting practices adopted in Brazil, which comprise the provisions of corporate legislation set forth in Law No. 6,404/76, as amended by Law no. 11,638/07 and by Law no. 11,941/09 and pronouncements, issued by the Brazilian Accounting Pronouncements Board (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM).

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are classified as noncurrent.

The preparation of quarterly information involves the use of accounting estimates. Such estimates were based on objective and subjective factors, according to Management’s judgments for the appropriate amount to be recorded in the financial statements.

The transactions involving these estimates may result in different amounts upon their realization in subsequent periods due to inaccuracies inherent to the estimating process. The Company revises its estimations and assumptions periodically.

In consolidation, all assets, liabilities, revenues and expenses resulting from transactions and equity holdings between the Company and its subsidiaries have been eliminated.

Approval of this ITR occurred in the Executive Committee meeting held on May 9, 2011.

This ITR was prepared based on accounting principles, practices and criteria that are consistent with those adopted in the preparation of the financial statements for the latest financial year, supplemented with the new pronouncements, interpretations and amendments which entered into force as from 01/01/2011, described below:

Telecomunicações de São Paulo S.A. - Telesp

Notes to the quarterly information (Continued) Three months period ended March 31, 2011 (In thousands of reais)

(A free translation of the original report issued in Portuguese)

2. Basis of presentation of quarterly information – (Continued)

• IAS 24 Related Party Disclosures (revised)

The IASB issued a revised IAS 24 which clarifies the definitions of related parties. The new definitions emphasize the symmetric view of related party transactions, as well as clarify under which circumstances, people and key management affect the relations with related parties of an entity. Such revised IAS also introduced an exemption from the requirement of disclosure of transactions with the government and entities which are controlled, jointly controlled or significantly influenced by the same government as a reporting entity. The adoption of this amendment did not affect the Company’s financial situation or results.

• IAS 32 Financial Instruments: Presentation (revised)

This amendment changes the definition of financial liability under IAS 32 to allow the issuance of rights and certain options or warrants to be classified as equity instruments. This revision is applicable in case rights are given pro rata to all holders of non-derivative equity instruments of the same class to acquire a fixed amount of entity’s equity instruments for a fixed value in any currency. This change did not impact the Company’s financial situation or results.

• IFRIC 14 – The Limit on a Defined Benefit Asset, Minimum Financing Requirements

The revised IFRIC removes a non-intentional consequence whenever an entity is subject to required minimum financing (Portuguese acronym - MFR) and pays advanced contributions to meet such requirements. The revised IFRIC allows the advanced payment of future service costs by the entity to be recognized as pension assets. The Company is not subject to required minimum financing. Therefore, this amendment did not impact the Company’s financial situation or results.

• Improvements in IFRSs

From 2008 to 2010, IASB issued revised standards, mainly with the aim to remove inconsistencies and clarify wording. For each revised standard there are different provisions of entry in force. The adoption of these revised standards did not affect the Company’s financial situation and results.

The Company did not early adopt any other pronouncement, interpretation or amendment which has been issued but has not yet entered into force.

3. Summary of principal accounting practices

a) Trade accounts receivable, net: are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses.

This caption also includes accounts receivable from services rendered but not yet billed at the balance sheet date. Allowance for doubtful account is recorded in order to cover eventual losses and mainly considers expected losses.

b) Inventories: are stated at average acquisition cost, net of allowance for reduction to net realizable value. This corresponds to items for use, maintenance or resale, and the latter includes basically equipment for finance lease operations (see note 3.f.)

c) Investments: equity interests in associates, jointly controlled, affiliated companies and investments in affiliates over which it exercises significant influence are stated by the equity method in the individual financial statements. In the consolidated financial statements, investments in subsidiaries are fully consolidated and investments in jointly controlled subsidiaries are consolidated proportionally.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and its subsidiaries have been eliminated.

The exchange rate variation on the shareholders’ equity of the jointly controlled Aliança Atlântica are recognized in the shareholders’ equity as cumulative translation adjustments.

d) Property, plant and equipment: this item is measured at acquisition and/or construction cost, less accumulated depreciation and any impairment losses, if applicable. Asset costs are capitalized until the asset becomes operational.

Costs incurred after the asset becomes operational are immediately expensed, under the accrual method of accounting. Expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets, which is based on technical studies that are regularly reviewed (see Note 11 – Property, plant and equipment).

3. Summary of principal accounting practices (Continued)

e) Intangible assets (including goodwill): these are stated at acquisition and/or construction cost, less accumulated amortization and any impairment losses, if applicable.

Intangible assets with finite lives are amortized on the straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized but tested for impairment annually or when there is an indication that their carrying amount may not be recovered.

The Company’s goodwill, which arose from the acquisition of investments occurred until December 31, 2008, are based on future profits and are treated as intangible assets with indefinite useful lives. In order to validate the absence of impairment, the Company assesses the recoverable value of the cash generating unit to which goodwill refers.

f) Leases: agreements providing for use of specific assets are subject to analysis so as to identify the accounting treatment applicable to lease arrangements.

Agreements in which the lessor substantially transfers the underlying risks and benefits to the lessee are classified as finance lease.

The Company has agreements classified as finance lease from both the lessor’s and lessee’s standpoint. As a lessor, subsidiary A.Telecom has equipment lease agreements (Posto Informático), for which it recognizes revenue on the installation date at the present value of the agreement installments, matched against Accounts Receivable. As a lessee in agreements classified as finance lease, the Company records a fixed asset item, classified according to its nature, at the beginning of the lease term, at the present value of the agreement minimum mandatory installments matched against Other Liabilities. The difference between the nominal value of the installments and the accounts receivable/payable recorded is recognized as financial income/expense under the effective interest rate method based on the contract term.

Agreements in which the lessor retains a substantial part of risks and benefits are deemed as operating lease, and their effects are recognized in P&L for the year throughout the contractual term.

3. Summary of principal accounting practices (Continued)

g) Asset recoverability analysis: Management reviews at least annually the net book value of assets (including property, plant and equipment, goodwill and intangible assets, among others) in order to evaluate events or changes in economic, technological or operating circumstances, which may indicate asset impairment or loss in its carrying amount. When such evidence is identified, the realizable amount is estimated as the higher of fair value less selling costs and value in use. To determine the value in use, future cash flows generated through the use of the asset or its cash-generating unit, as appropriate, are estimated and discounted to present value using a discount rate before tax that reflects the current market conditions for the time value of money and risks associated with the specific asset. When the net book value exceeds the realizable value, a provision for impairment is set up adjusting the net book value to realizable value.

h) Financial Instruments, cash and cash equivalents Initial recognition and subsequent measurement (i) Cash and cash equivalent

Includes cash, credit balances in bank accounts and investments redeemable within 90 days of the date of acquisition with immediate liquidity.

(ii) Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, available for sale financial assets or as derivatives, designated as hedging instruments in an effective hedge as appropriate. The Company determines the classification of its financial assets upon their initial recognition, when they become part of the contractual provisions of the instrument. Financial assets are initially recognized at fair value plus, in the case of investments not classified as at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Sales and purchases of financial assets that require delivery of goods within a time frame established by regulation or market convention (regular way trades) are recognized on the transaction date, i.e. the date that the Company commits to buy or sell the asset. The Company's financial assets include cash and cash equivalents, trade accounts receivable and other receivables, quoted and unquoted financial instruments and derivative financial instruments.

3. Summary of principal accounting practices (Continued)

h) Financial Instruments, cash and cash equivalents (Continued)

(ii) Financial Assets (Continued)

Subsequent measurement

Subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

This category includes derivative financial instruments entered into by the Company that do not meet the hedge accounting criteria as defined by the corresponding standard. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, with corresponding gains or losses recognized in the income statement. The Company has not designated any financial asset upon initial recognition at fair value through profit or loss.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are carried at amortized cost using the effective interest rate method, less impairment, if and when applicable. Amortized cost is calculated by taking into account any discount or premium in the acquisition and fees or other costs incurred. Amortization under the effective interest method is included in financial income in the income statement. The losses arising from impairment are recognized as financial expense in the income statement, if and when applicable.

Available for sale financial assets

Available for sale financial assets are those non-derivative financial assets that are not classified as (a) loans and receivables, (b) held to maturity investments or (c) financial assets at fair value through profit or loss. These financial assets include equity instruments.

3. Summary of principal accounting practices (Continued)

h) Financial Instruments, cash and cash equivalents (Continued)

(ii) Financial Assets (Continued)

Available for sale financial assets (Continued)

After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses recognized directly in the available for sale reserve within the group of other comprehensive income until the investment is derecognized, excepted cases of impairment losses. When the investment is derecognized or when impairment is detected, the cumulative gains or losses previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of available for sale financial assets in foreign currency is measured and converted into foreign currency using the spot exchange rate prevailing at the date of the financial statements. The changes in fair value attributable to translation differences are recognized directly in equity.

Derecognition

A financial asset (or, where appropriate, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

• The rights to receive cash flows from the asset have expired;

• The Company transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the cash flows received in full, without significant delay to a third party under a pass-through agreement, and (a) the Company has transferred substantially all risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all risks and rewards related to the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through agreement and has neither transferred nor retained substantially all risks and rewards related to the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

3. Summary of principal accounting practices (Continued)

h) Financial Instruments, cash and cash equivalents (Continued)

(ii) Financial Assets (Continued)

Derecognition (Continued)

In this case, the Company also recognizes an associated liability. The transferred asset and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at original book value of the asset or the maximum amount of consideration that may be required of the Company, whichever is lower.

(iii) Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is considered to be impaired if and only if, there is objective evidence of impairment as a result of one or more events that have happened after the initial recognition of the asset (an incurred “loss event”) and a loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Financial assets carried at amortized cost

In relation to the financial assets carried at amortized cost, the Company first assesses individually if there is objective evidence for impairment for each financial asset that is individually significant, or collectively for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a joint assessment for impairment.

3. Summary of principal accounting practices (Continued)

h) Financial Instruments, cash and cash equivalents (Continued)

(iii) Impairment of financial assets (Continued)

Financial assets carried at amortized cost (Continued)

When there is objective evidence of the occurrence of impairment, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses not yet incurred).

The carrying amount of the asset is reduced through the use of an allowance account, and the impairment amount is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate for the asset. The loans, together with the associated allowance are written off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company. If in a subsequent year the estimated impairment amount increases or decreases due to an event occurring after the recognition of impairment, previously recognized impairment is increased or reduced by adjusting the allowance account. In the event of any future recovery of a written off amount, the recovery is recognized in the income statement.

Available for sale financial investments

For financial instruments classified as available for sale, the Company analyzes whether there is any objective evidence that the investment is recoverable at each balance sheet date. For investments in equity instruments classified as available for sale, objective evidence includes a significant and prolonged decline in the fair value of investments below their cost. When there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and current fair value, less any impairment loss that has been previously recognized in income, is reclassified from shareholders’ equity to the income statement.

Increases in fair value after the recognition of impairment are recognized directly in comprehensive income.

3. Summary of principal accounting practices (Continued)

h) Financial Instruments, cash and cash equivalents (Continued)

(iv) Financial liabilities Initial recognition and measurement

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and financing or as derivatives classified as hedge instruments, as appropriate. The Company determines the classification of its financial liabilities upon their initial recognition. Financial liabilities are initially recognized at fair value and, in the case of loans and financing, are increased by the cost directly related to the transaction. The Company's financial liabilities include accounts payable to suppliers, loans and financing and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which may be as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments entered into by the Company that do not meet the criteria for hedge accounting as defined by the corresponding standard.

The Company has not designated any financial liability upon initial recognition at fair value through profit or loss.

Loans and financing

After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as during the amortization process using the effective interest rate method.

3. Summary of principal accounting practices (Continued)

h) Financial Instruments, cash and cash equivalents (Continued)

(iv) Financial liabilities (Continued)

Derecognition

A financial liability is derecognized when the obligation is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender with substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in corresponding carrying amounts is recognized in the income statement.

(v) Offsetting of Financial instruments

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and if there is an intention of offsetting or realizing the asset and settling the liability simultaneously.

(vi) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on quoted-market prices at the close of business on the balance sheet date, without deduction of transaction costs.

The fair value of financial instruments for which there is no active market is determined using valuation techniques. Techniques may include using recent market transactions (on an arm’s length basis); reference to the current fair value of a similar instrument, such as discounted cash flow analysis or other valuation models.

3. Summary of principal accounting practices (Continued)

i) Derivative financial instruments and hedge accounting:

Initial recognition and subsequent measurement

The Company uses derivative financial instruments such as currency swaps to provide protection against the risk of changes in exchange rates.

Derivative financial instruments designated as hedge transactions are initially recognized at fair value on the date on which the derivative contract is signed and subsequently are remeasured at fair value. Derivatives are carried as financial assets when the instrument's fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives during the year are recorded directly in income. For the purposes of hedge accounting, the Company's contracts were classified as fair value hedges to provide protection against exposure to changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk (exchange variation) and can affect net income. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting, as well as the objective and risk management strategy for undertaking the hedge. The documentation includes identification of the hedge instrument, the item or transaction being hedged, the nature of the risk being hedged, the nature of the risks excluded from the hedge, the prospective statement of the effectiveness of the hedge relationship and the way in which the Company will assess the effectiveness of the hedge instrument for the purpose of offsetting the exposure to changes in fair value of the hedged item. Such hedges are expected to be highly effective in offsetting changes in fair value and are being continually assessed to determine whether they were actually highly effective over all the financial reporting periods for which they were designated.

Fair value hedges which meet the criteria for their accounting are recorded as follows:

The gain or loss resulting from changes in fair value of a hedge instrument shall be recognized in income. The gain or loss resulting from the hedged item attributable to the hedged risk should adjust the recorded amount of the hedged item to be recognized in income. The changes in fair value of the hedge instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in the line of the income statement related to the hedged item.

3. Summary of principal accounting practices (Continued)

i) Derivative financial instruments and hedge accounting (Continued)

Current versus non-current classification

Derivative instruments that are not designated and effective hedging instruments are classified as current or non-current or segregated into current or non-current portions based on an evaluation of the contracted cash flows.

• When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting) for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current or non-current portions), consistently with the classification of the corresponding item.

• Derivative instruments that are designated as, and are effective hedging instruments are classified consistently with the classification of the corresponding hedged item. The derivative instrument is segregated into current or non-current portions only when a reliable allocation can be made.

j) Provisions: These are recognized for those cases in which at the balance sheet date it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are presented by the gross amount, without considering the respective escrow deposits and are classified as labor, civil and tax. Escrow deposits are classified as assets, since the presentation of provisions net of escrow deposits are not met.

k) Post-retirement benefit plans: The Company sponsors pension plans for individual employees and retirees as well as multi-sponsored health care plans for former employees. Actuarial liabilities relating to defined-benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are immediately recognized in comprehensive income.

For plans with defined contribution features, the obligation is limited to the payment of contributions, which are recognized in income on the accrual basis.

3. Summary of principal accounting practices (Continued)

k) Post-retirement benefit plans (Continued)

The defined benefit asset or liability to be recognized in the financial statements comprises the present value of the defined benefit obligation, less cost of past services not yet recognized and less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a closed pension fund. Plan assets are not available to creditors of the Company nor can they be paid directly to the Company. The fair value is based on market price information and in the case of quoted securities, it is the published purchase price. The value of any defined benefit asset recognized is limited to the sum of any past service cost not yet recognized and the present value of any economic benefit available in the form of reductions in future contributions to the plan.

l) Other assets and liabilities: an asset is recognized in the balance sheet when it is more likely than not that its future economic benefits will be generated on behalf of the Company and its subsidiaries and its cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company and its subsidiaries have a legal or constructive obligation arising from past events.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next twelve months. Otherwise, they are considered to be noncurrent.

m) Revenue recognition: revenues related to Telecommunications services rendered are recorded on the accrual basis based on the contractual terms. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered.

The Company's revenues consist primarily of voice and data telecommunication services and additional services that are offered to customers through traffic packages with fixed price (monthly) or according to customers’ traffic consumption.

Revenue from the sales of cards for public telephones is deferred and recognized in income as the cards are utilized based on consumption estimates.

Income from equipment under lease agreements classified as finance leases is recognized upon equipment installation, when the risk is actually transferred. Income is recognized for the present value of future minimum lease payments.

3. Summary of principal accounting practices (Continued)

m)Revenue recognition (Continued)

Revenues from sales and services are subject to the following taxes and contribution taxes: State VAT - ICMS, Social Contribution Taxes on Gross Revenue for Social Integration Program - PIS, Social Security Financing - COFINS and Service Tax– ISS.

n) Foreign-currency-denominated balances and transactions: the Company’s functional currency is the Brazilian real (R$). Foreign currency transactions are recorded at the prevailing exchange rate at date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in financial income and financial expenses.

o) Income tax and social contribution: income tax and social contribution expenses include the effects of current and deferred taxes.

The carrying amount of current income tax assets and liabilities for the current period and prior periods represent the amount expected to be recovered from or paid to tax authorities. The tax rates and tax legislation used to calculate the amounts are those enacted or substantially enacted at the balance sheet date. In the balance sheet the current income taxes are stated net of the amounts paid during the year.

Deferred tax assets are obtained using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

At the balance sheet date, deferred tax assets are recognized to the extent that their future realization is assessed as more likely than not based on the future taxable income.

The deferred tax assets and liabilities are classified in the balance sheet as noncurrent, regardless of the expected realization. The tax effects of items recorded directly in shareholders’ equity are recognized in equity.

p) Concession agreement’s renewal fee: it is a fee which will be paid each odd years during the term the concession agreement is in force, equivalent to 2% of its prior-year SFTC net revenue, according to the contract. The corresponding expense is recognized proportionally over each biennium concerned (Note 21).

3. Summary of principal accounting practices (Continued)

q) Accounting estimates: The preparation of the financial statements requires management to make judgments and estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities and the disclosure of contingent liabilities at balance sheet date. However, uncertainty relating to these assumptions and estimates could result in outcomes that would require significant adjustment to the carrying value of the asset or liability affected in future periods.

The main assumptions concerning the future and other important sources of estimation uncertainty at the balance sheet date, which have a significant risk of causing a significant adjustment in the carrying value of assets and liabilities within the next financial year are discussed below:

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable value, which is the higher of its fair value less selling costs and its value in use. The calculation of fair value less selling costs is based on information available from binding sales transactions of similar assets or observable market prices less additional costs for disposing of the asset. The calculation of value in use is based on the discounted cash flow method. Cash flows are derived from the budget for the next ten years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will improve the assets performance of the cash-generating unit being tested. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company records provisions, based on reasonable estimates, for possible consequences of audits by tax authorities of the jurisdictions in which it operates. The amount of these provisions is based on several factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the tax authority in charge. Such differences of interpretation may arise in a wide variety of subjects, depending on the conditions prevailing in the jurisdiction in which the Company operates.

3. Summary of principal accounting practices (Continued) q) Accounting estimates (Continued)

Post-employment benefits

The cost of defined benefits pension plans and other post-employment health care benefits and the present value of pension obligations are determined using actuarial valuation methods. An actuarial valuation involves the use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases in pension benefits. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension benefits are based on expected future inflation rates for Brazil.

Fair value of financial instruments

When the fair value of financial assets and liabilities presented in the balance sheet cannot be obtained in active markets, it is determined using valuation techniques including the discounted cash flow method. The input for these methods is taken from observable markets when possible. However, when this is not possible, a certain level of judgment is required in establishing fair values. This judgment includes consideration of data used, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the fair value of financial instruments.

Provisions for tax, civil and labor risks

The Company recognizes a provision for civil, labor and tax claims. The assessment of probability of loss includes evaluation of available evidence, the hierarchy of laws, available case law, most recent court decisions and their relevance in the legal system, as well as the evaluation of outside counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or judicial rulings.

3. Summary of principal accounting practices (Continued)

r) Statements of cash flows and of added value: The statements of cash flows were prepared using the indirect method and reflect changes in cash over the stated years. The terms used in the statements of cash flows are as follows:

• Operating activities: refer to the main transactions performed by the Company and its subsidiaries and activities other than investment and financing;

• Investing activities: refer to additions and dispositions of noncurrent assets and other investments not included in cash and cash equivalents;

• Financing activities: refer to activities resulting in changes in equity and loans.

The statement of value added is presented as additional information in compliance with Brazilian corporation law. Its purpose is to highlight the resources created by the Company during the year and demonstrate its distribution among the different stakeholders.

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Inter-bank Deposits Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

Subsidiary A.Telecom offers “Posto Informático”, a product that consists of the lease of IT equipment to small- and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, the Company classified this product as “Finance Lease”.

The consolidated accounts receivable as of March 31, 2011 and December 31, 2010 reflect the following effects:

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

(*) Refers to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

7.2 Deferred taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable based on a technical feasibility study, approved by the Board of Directors on December 14, 2010.

7. Deferred and recoverable taxes (Continued)

7.2 Deferred taxes (Continued)

(*) Relate to tax benefits arising from corporate reorganizations represented by goodwill amounts based on future expected profitability to be used in compliance with the limits established by tax legislation.

7. Deferred and recoverable taxes (Continued) 7.2 Deferred taxes (Continued)

Tax losses and temporary differences in the respective amounts of R$39,172 and R$15,207, respectively, were not recognized as deferred tax assets by the subsidiaries as of March 31, 2011 in view of the unlikely generation of future taxable profits.

Changes in deferred income and social contribution tax assets

Changes in deferred income and social contribution tax liabilities

a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

See note 17. Provisions for further details of the matters that gave rise to these deposits.

10. Investments (Continued)

The Company made future capital contributions (Portuguese acronym: AFAC) in March 2011 for R$114,000 to its wholly-owned subsidiary Telefônica Data S.A., recorded as heading for capitalization.

Jointly controlled companies consolidated on a proportional basis

The Group has ownership interest of 50% in Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are consolidated on a proportional basis.

The aggregate amounts of assets, liabilities, revenues and expenses related to Telesp’s interest in entities consolidated proportionally at March 31, 2011 and December 31, 2010 included in the consolidated financial statements are set out below:

10. Investments (Continued)

The main information regarding associated companies accounted for by the equity method as of March 31, 2011 are:

(a) The Company and its subsidiaries recognized a provision for possible obsolescence of materials used for assets maintenance based on historical and expected future use.

.

11. Property, plant and equipment, net (Continued)

Below is the breakdown of cost and accumulated depreciation as of March 31, 2011 and December 31, 2010:

mar/11	Company			Consolidated		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Switching equipment	11,809,721	(10,613,719)	1,196,002	11,819,865	(10,621,362)	1,198,503
Transmission equipment	19,170,425	(15,489,331)	3,681,094	19,216,146	(15,507,209)	3,708,937
Terminal equipment and modems	4,286,555	(3,331,589)	954,966	4,915,772	(3,711,479)	1,204,293
Infrastructure	8,380,511	(5,644,998)	2,735,513	8,489,945	(5,874,936)	2,615,009
TV materials and equipment	-	-	-	610,156	(294,291)	315,865
Other	1,332,719	(1,147,975)	184,744	1,435,992	(1,227,262)	208,730
Provision for losses	(23,104)	-	(23,104)	(38,785)	-	(38,785)
Property, plant and equipment in progress	620,449	-	620,449	737,714	-	737,714
Total	45,577,276	(36,227,612)	9,349,664	47,186,805	(37,236,539)	9,950,266

Dec/2010	Company			Consolidated		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Switching equipment	11,785,535	(10,554,080)	1,231,455	11,795,681	(10,561,600)	1,234,081
Transmission equipment	19,068,117	(15,395,202)	3,672,915	19,122,768	(15,413,602)	3,709,166
Terminal equipment and modems	4,182,292	(3,176,743)	1,005,549	4,777,349	(3,503,312)	1,274,037
Infrastructure	8,368,613	(5,573,884)	2,794,729	8,477,774	(5,666,269)	2,811,505
TV materials and equipment	-	-	-	614,921	(427,578)	187,343
Other	1,328,946	(1,134,156)	194,790	1,429,962	(1,211,493)	218,469
Provision for losses	(26,064)	-	(26,064)	(41,373)	-	(41,373)
Property, plant and equipment in progress	702,585	-	702,585	807,469	-	807,469
Total	45,410,024	(35,834,065)	9,575,959	46,984,551	(36,783,854)	10,200,697

The main acquisitions in first quarter of 2011 were the following:

• Transmission equipment: acquisition of aerial cables.

• Terminal equipment/modem: mainly modems and equipment for installation of external and internal lines for general public.

Following is the opening of goodwill on these dates:

(a) Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.

(c) Goodwill arising from the acquisition of TTP (formerly Navytree), incorporated in 2008 which is based on a future profitability analysis.

12. Intangible assets, net (Continued)

(a) Income and social contribution taxes payable are presented net of payments on an estimated basis.

BNDES: In 2007 a credit facility to the Company was approved to finance investments in services and products produced domestically. All of these resources have been drawn and their investments are proven and accepted by BNDES. The TJLP is a specific referential rate not comparable with other market-observable rates applicable to similar repayment terms. Accordingly, at March 31, 2011 this instrument was recognized in the balance sheet at its amortized cost, which is equivalent to its fair value as of that date.

15. Loans and financing (Continued)

MÉDIOCRÉDITO: loan agreed in 1993 between Telecomunicações Brasileiras SA –Telebrás and Instituto Centrale per il Credito a Médio Termine – Mediocredito Centrale in the amount of US$45,546, in order to build a rural telephony via satellite network in the State of Mato Grosso. This loan is paid semiannually and matures in 2014. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at March 31, 2011, the hedge risk of this instrument was recognized at its fair value as of such date.

Bank loans: loans taken in March 2011 in the amount of US$418,889 with total amortization in September 2011. Derivatives were contracted for each of these operations to hedge the exchange rate currency risks associated with these debts and, given it is assessed as an effective hedges, the hedge accounting methodology has been adopted. Therefore, at March 31, 2011 the hedged risk of these instruments was recognized in the balance sheet at their fair value as of such date.

16. Dividends and interest on shareholders’ equity payable

Interest on shareholders’ equity and dividends payable to minority shareholders refer to unpaid declared amounts and to amounts not claimed yet.

17. Provisions

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of provisions by nature and activities during the three-months period ended March 31, 2011:

17.1. Labor contingencies and provisions

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among others, overtime, wage equivalence, post-retirement salary supplements, job hazard premium and additional for unhealthy work conditions and claims related to outsourcing services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await the decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors, Company management consider this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

In addition, the Company is party to a Public Civil Action instituted by the Labor Public Prosecution Office in respect of the decision to restrain Telesp from engaging an unrelated appointed company to carry out the Company’s main activities. No amount has been assigned in the table above to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

At March 31, 2011, the Company has filed claims for the purposes of obtaining recognition that payment of the following taxes is unconstitutional:

a) CIDE

Social Contribution Tax for Intervention in the Economic Order (CIDE) required by the Federal Government on funds remitted to other countries, arising from technology transfer agreements, trademark and software licensing, etc. as of March 31, 2011The Company recorded the amount of R$22,444 for this purpose.

b) FGTS

Additional Contributions to the Brazilian Government Unemployment compensation Fund Employees (Fundo de Garantia por Tempo de Serviço -FGTS) required by the Brazilian Institute of Social Security (INSS) on the contributions made by employers (the discussion does not result in reducing part of FGTS contributions made by the Company on behalf of its employees). The amount involved totals R$61,411. The claim is now at the highest court for a final decision. Based on the opinion of the Company’s legal advisors, a provision was established and a judicial deposit was made for the total amount.

17. Provisions (Continued)

17.2. Tax contingencies and provisions (Continued)

c) Other provisions

There are also other contingencies provisioned related to Finsocial and PASEP credits off set declared unconstitutional and other municipal issues regarding municipal tax on services - ISS, municipal property tax - IPTU and various fees, in the amount involved of R$ 6,492, where an unfavorable outcome is considered probable by management.

Possible contingencies

Federal level

At March 31, 2011, the Company and its subsidiaries maintained several tax claims at the federal level, both administrative proceedings and lawsuits, which await decisions at a range of levels. These claims amount to R$1,084,489 and are related to:

(a) protest letters arising from non-approval of offset requests made by the Company; (b) debts reported but allegedly not paid; (c) fine for dividend distribution with allegedly unpaid federal debts; (d) social security contribution on compensation payment for salary devaluation arising from inflationary losses derived from “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE); (e) income and social contribution taxes on bonuses; (f) Withholding Income Tax (IRRF) on remittances to other countries for technical services, administrative assistance and alike, as well as royalties; (g) several offsets; (h) Inspection and Working Rate and (i) additions to PIS/COFINS tax bases (Law No. 9718/98).

17. Provisions (Continued)

17.2. Tax contingencies and provisions (Continued)

c) Other provisions (Continued)

Possible contingencies (Continued)

Federal level (Continued)

According to management and its legal advisors the chances for an unfavorable outcome for these proceedings is considered possible.

The process whose purpose is the recovery of ISS tax charged on telecommunications service in the amount of R $ 161,341 suffered a reassessment of its likelihood of an unfavorable outcome to “remote risk”, given the fact that the case was dismissed at the administrative level and initiated in the judicial field with a good chance of success.

State level

At March 31, 2011, the Company and its subsidiaries maintained several ICMS-related administrative proceedings (arising from tax delinquency notices) and lawsuits at the state level, amounting to R$2,067,651, which are pending judgment at several court levels. These proceedings and lawsuits are related to:

(a) Provision of supplemental services and value added (Convention No. 69/98)

(b) lease of Speedy modem;

(c) international long-distance calls (DDI);

(d) debts reported but allegedly not paid;

(e) amounts unduly credited in connection with fixed assets;

17. Provisions (Continued)

17.2. Tax contingencies and provisions (Continued)

c) Other provisions (Continued)

Possible contingencies (Continued)

State level (Continued)

(f) lack of proportional reversal of credit related to acquisition of fixed asset items; (g) amounts unduly credited allocated for previously unused ICMS credits; (h) service provision outside São Paulo state and ICMS paid to São Paulo State and (i) Co-billing.

According to management and its legal advisors the chances for an unfavorable outcomes for these proceedings is considered possible.

Municipal level

At March 31, 2011, the Company and its subsidiaries maintained several tax administrative proceedings (arising from tax delinquency notices) and lawsuits at the municipal level, which are pending judgment at several court levels, and amount to R$132,319.

These proceedings and lawsuits relate to: (a) ISS; (b) IPTU; (c) Charge for Soil Use; (d) services rendered by third parties, and (e) several municipal charges.

According to management and its legal advisors the chances for an unfavorable outcomes for these proceedings is considered possible.

Based on the opinion of its tax advisors, management believes that the resolution of the aforementioned issues will not have a negative material effect on its financial position.

17. Provisions (Continued)

17.2. Tax contingencies and provisions (Continued)

c) Other provisions (Continued)

Possible contingencies (Continued)

ANATEL

FUST (Contribution for the Fund For Universal Access to Telecommunication Services): security mandate petitioned to fixed telecommunications operators for the recognition of the right to exclude interconnection and EILD from expenses. FUST tax base, as provided for in Summary No. 7, of December 15, 2005, for disagreement with provisions contained in sole paragraph of article 6, Law No. 9998, of August 17, 2000. A partially favorable decision was obtained at first court level, and currently, a second-court-level decision is awaited. Total amount involved is R$613,726. A portion of the amount, R$77,082 refers, to ITX and EILD differences arising from the adoption of the non-cumulative system for the retroactive period (2001 to 2005); the other part of R$254,392 refers to ITX and EILD differences computed for the period between 2006 and the current date, whose amount was recorded under the taxes payable caption and has been monthly deposited in court. Other values involved are related to several notices for debt received from Anatel in the amount of R$282,252 over the amounts under discussion in the Security Mandate, where chances of loss were assessed as possible.

17. Provisions (Continued)

17.2. Tax contingencies and provisions (Continued)

c) Other provisions (Continued)

Possible contingencies (Continued)

ANATEL (Continued)

FUNTTEL (Contribution for the Fund of Technological Development for Telecommunications): In opposition to the legal provision, Anatel has issued several notices for debt against the Company and its subsidiaries to collect the FUNTTEL contribution on other revenues (other than telecommunications), as well as on expenses transferred to other operators (Interconnection and EILD) for the 2001-2005 period. The proceedings are awaiting first-level administrative decision and the total amount involved is R$112,001.

FISTEL (Fund for Telecommunications Regulation): Upon extension of the effective term of licenses for using telephony switches related to the exploitation of STFC, Anatel charges the Installation Inspection Charge (TFI) related to the extension of licenses granted.

Such collection is a result of ANATEL’s understanding that article 9, item III of Rule No. 255 would be applicable to this case, so that the period extension would be the triggering event of TFI. The Company is challenging this issue in court because it understands that TFI payment for the license extension is undue. A favorable decision was obtained at first court level and currently, the second court level decision is awaited. The total amount involved is R$32,104.

According to management and its legal advisors the chances for an unfavorable outcome for these proceedings is considered possible.

Main claims

a) Suits for additional shares. These refer to suits involving the Company and addressing the right to receive additional shares calculated with regard to network expansion plans after 1996. These suits are at various stages: first stage, Supreme Court and Federal Superior Court of Appeals. Considering the risk of a probable loss, provision was recorded in the amount of R$23,618.

b) The Company and its subsidiaries are defendants in several civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also defendants in other claims of several types, related to the normal course of business. Total provision recorded for such issues amounts to R$155,343.

17. Provisions (Continued)

17.3 Civil contingencies and provisions (Continued)

Civil provisions (Continued)

Massive Claims

Consumption relationship

c) The Company is also involved in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material. A provision in the amount of R$89,566 was recorded, based on statistical analysis of the average historical losses for such claims.

Anatel

d) At March 31, 2011, the Company was involved in several administrative proceedings against Anatel, which were filed based on alleged non-compliance with the obligations established in industry regulations, as well as in legal claims discussing sanctions by Anatel at administrative level, whose likelihood of an unfavorable outcome was assessed as probable, and a provision was recorded in the amount of R$178,125, being R$146,705 related to the provision for administrative claims and R$31,420 related to the provision for judicial claims.

Possible contingencies

Main civil contingencies

a) Community Telephone Plan - PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$173,961. Legal counsel assessed chances of loss as possible. São Paulo Court of Justice (TJSP) has amended the decision, judging the action as inadmissible.

The telephony association of Mogi das Cruzes (plaintiff) filed an special appeal to alter this judgment, which is currently awaiting a decision.

17. Provisions (Continued)

17.3 Civil contingencies and provisions (Continued)

Possible contingencies (Continued)

Main civil contingencies (Continued)

b) Class action filed by the Sistel Participants Association in the State of São Paulo – claim in which the participants of such association question the changes made to the medical assistance plan for the Company’s retired employees (PAMA). Because the proceedings are at their initial stage, no final decision has been made yet by the court. Based on the opinion of its legal advisors, the Company management considers this proceeding as possible risk, being the amount payable inestimable at this time. Considering the likelihood of loss, no provision has been recorded.

c) Civil Class Action filed by ASTEL – SISTEL Members’ Association in the State of São Paulo against the Company, SISTEL foundation, and others, seeking annulment of the PBS private pension plan spinoff in the year 2000, which gave rise to a specific PBS-Telesp plan, and of the related allocations of technical surplus funds and tax contingency existing by the time of the spinoff. The Company’s legal counsel considers this proceeding as possible risk. Estimating the amount involved is impracticable and contingent upon expert analysis, since it concerns Sistel’s spin-off portion related to telecom operators from the former Telebrás System.

17. Provisions (Continued)

17.3 Civil contingencies and provisions (Continued)

Possible contingencies (Continued)

Main civil contingencies (Continued)

d) The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$1 billion.

The decision handed down on 4/20/2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. Conversely, in the event that the number of consumers claiming should the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

e) The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types, related to the normal course of business. Total contingency amounts to R$293,560, whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

17. Provisions (Continued)

17.3 Civil contingencies and provisions (Continued)

Possible contingencies (Continued)

Anatel

f) At December 31, 2010, the Company was a involved in administrative proceedings filed based on alleged non-compliance with the obligations established in industry regulations, as well as legal claims which discuss the sanctions by Anatel at administrative level, rating the risk of loss as possible for R$739,936 and R$739,118 regarding the rating of administrative proceedings and R$818 regarding the assessment of legal claims.

We point out an increase in the amount rated as possible risk due to the revaluation of proceedings completed in March, in light of the significant change in methodologies for application of sanctions by Anatel to sanction the utility companies.

(a) Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

(b) Refer mainly to deferral of revenue from activation fee and calling cards.

(c) The Company has finance lease contracts for the use of IT equipment.

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the year.

Commitments And Guarantees

Rentals

The Company rents equipment and facilities through several operating agreements maturing on different dates. The monthly rental payments are of an equal amount for the period of the contract. Total rent expenses amounted to R$170,942 as of March 31, 2011 (R$157,981 as of March 31, 2010).

Rental commitments mainly refer to facilities where future minimum payments under leases with remaining non-cancellable terms in excess of one year are as follows:

Guarantees

At March 31, 2011, the Company had properties given as guarantee in lawsuits amounting to R$17,095.

19. Shareholders’ equity

a) Capital

Paid-in capital as of March 31, 2011 and December 31, 2010 amounts to R$6,575,480. Subscribed and paid-in capital is represented by shares without par value, as follows:

19. Shareholders’ equity (Continued)

The Company is authorized to increase its capital up to the limit of 700,000,000 (seven hundred million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

b. Capital Reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

c. Treasury shares

These correspond to the Company’s treasury shares which resulted from the merger with TDBH that occurred in 2006, part of which refer to the exercise of withdrawing rights and the remaining to the share auctions carried out by the Company. The average cost of acquisition was R$44.77. At March 31, 2011, the market value of treasury shares was R$15,112.

19. Shareholders’ equity (Continued)

d. Revenue reserves Legal reserve

According to article 193 of Law No. 6,404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%.

e. Goodwill reserve

This represents the tax benefit generated by the merger of DABR which will be capitalized on an annual basis on behalf of the controlling shareholder as the tax credit becomes realized, according to CVM Instruction No. 319/99.

f. Dividends – Remaining balance – retained earnings as of December 31, 2010

On March 18, 2011, the Ordinary General Shareholders’ Meeting approved the allocation of additional proposed dividends referring to the remaining profit balance of 2010 and expired dividends and interest on shareholders’ equity of 2010, in the amount of R$1,694,099, provided for in the profit allocation proposal to common and preferred shareholders included in the Company’s records by the end of March 18, 2011.

Telecomunicações de São Paulo S.A. - Telesp

20. Net operating revenue

	Company		Consolidated	
	Mar/2011	Mar/2010	Mar/2011	Mar/2010
Gross operating revenue	5,045,374	4,918,827	5,388,953	5,264,981
Taxes on gross revenue	(1,364,470)	(1,317,895)	(1,423,000)	(1,371,253)
Net operating revenue	3.680.904	3.600.932	3.965.953	3.893.728

21. Breakdown of operating expenses

	Company		Consolidated	
	Mar/11	Mar/10	Mar/11	Mar/10
Depreciation and amortization	(475,654)	(398,045)	(538,509)	(444,372)
Personnel	(274,210)	(214,780)	(282,369)	(228,350)
Network Interconnection and network Usage	(1,120,225)	(1,061,326)	(1,206,121)	(1,142,349)
Outsourced services	(967,037)	(829,076)	(1,106,207)	(958,890)
Allowance for doubtful accounts	(73,834)	(86,603)	(84,962)	(114,742)
Taxes	(60,919)	(64,267)	(67,456)	(70,423)
Concession agreement fee (note 1.c)	(25,643)	(25,046)	(25,643)	(25,046)
Other	(9,594)	(10,962)	(27,072)	(30,012)
Total	(3,007,016)	(2,690,105)	(3,338,339)	(3,014,184)
Cost of goods and services	(2,170,133)	(1,953,033)	(2,393,765)	(2,166,066)
Selling expenses	(612,132)	(587,023)	(646,241)	(643,852)
General and administrative expenses	(224,851)	(150,049)	(298,333)	(204,266)
Total	(3,007,016)	(2,690,105)	(3,338,339)	(3,014,184)

24. Income and social contribution taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in March of 2011 and 2010 is shown in the table below:

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note 7.2.

25. Earnings per share

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

26. Transactions with related parties (Continued)

Trade accounts receivable include receivables for telecommunication services, principally from Vivo S.A., Terra Networks Brasil S.A. particularly for long-distance calls, and Tiws Brasil Ltda. due to the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in Current Assets and Non-current Assets include credits with Telefónica Internacional S.A., Telefónica del Peru, Terra Networks Brasil S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefónica Telecom Colombia, Atento Brasil S.A. and other Group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the corresponding companies.

Trade accounts payable include services rendered, particularly by Atento Brasil S.A. for call center management services, Vivo S.A. for interconnection and traffic services (mobile terminal), Tiws Brasil Ltda. for provision of transmission infrastructure to various international data circuits and signal processing and transmission for satellite TV services with Media Networks Latin. We also highlight the rendering of administrative management services in the accounting, finance, HR, equity, and IT functions payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in Current and Non-current Liabilities mainly include payables for technical support and management services to Telefónica Internacional S.A., SP Telecomunicações Holding Ltda. and Telefónica S.A. and reimbursements payable to Vivo S.A.

Revenues are mainly related to billing speedy services and interregional long-distance services with Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A, and to network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

The balance of costs and expenses mainly refers to interconnection and traffic services (mobile terminal) rendered by Vivo S.A., call center management services rendered by Atento Brasil S.A., international transmission infrastructure provided by Tiws Brasil Ltda, marketing services rendered by Atento Brasil S.A. and commission paid to mobile telephony operators with Vivo S.A, expenses with management and technical assistance to Telefónica S.A. and administrative management services regarding the accounting, financial, human resources and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

26. Transactions with related parties (Continued)

Management Fees

Fees paid by the Company to its Board of Directors and Executive Committee in March 31, 2011 amounted to approximately R$3,316 (R$3,261 in March 31, 2010). From such amounts, R$2,384 (R$2,402 in March 31, 2010) corresponds to salaries and benefits and R$932 (R$859 in March 31, 2010) to bonuses.

For the three months period ended March 31, 2011 our Board of Directors and Executive Committee received no benefits related to pension, retirement or other similar plans.

27. Insurance

The Company and its subsidiaries’ polices as well as those of the Telefónica Group include the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

The assets, liabilities or interests covered by insurance and their respective amounts are as follows:

28. Post-retirement benefit plans

The Company and its subsidiaries sponsor post-employment benefit plans, which are consistent with the information disclosed in Note 30 of the financial statements for the latest financial year.

With the presentation of the consolidated quarterly information in IFRS, the Company recorded surplus of pension plans in the Other assets caption (Note 8).

The actuarial liability recorded by the Company at March 31, 2011 and December 31, 2010 is as follows:

29. Financial instruments

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of consolidated financial assets and liabilities as of March 31, 2011.

29. Financial instruments (Continued)

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available at March 31, 2011 and December 31, 2010.

The table below shows the composition of investments in other companies at market value as of March 31, 2011 and December 31, 2010:

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses of loans denominated in foreign currency.

At March 31, 2011, 28,9% (0.95% at December 31, 2010) of the financial debt was denominated in foreign currency (U.S. dollar). This change in the debt profile arose from debts undertaken in U.S. dollars in connection with Law No. 4.131 (US$418,889), maturing in 2011.The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$693,422 at March 31, 2011 and R$17,304 at December 31, 2010).

29. Financial instruments (Continued)

Risk management policy (Continued)

a) Exchange rate risk (Continued)

In view of this, at March 31, 2011 and December 31, 2010 the entirely of the debt was covered by asset positions on currency hedge transactions (swap for CDI).

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics however, the Company aims to cover the net balance of these rights and obligations (US$5,527 receivable and €5,897 receivable at March 31, 2011) to minimize the related foreign exchange risk.

b) Interest rate risk

This risk arises from the possibility of the Company incurring losses due to changes in internal interest rates, which may negatively affect derivatives in liability positions (exchange rate hedges) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.0% per annum since July 2009.

The Company invests cash surplus of R$2,262,373 (R$1,547,785 at December 31, 2010), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation, thus generating exposure to variable internal interest rate (CDI). The book value of these instruments approximates market, since they are redeemable within a short term.

29. Financial instruments (Continued)

Risk management policy (Continued)

c) Debt acceleration risk

As of March 31, 2011, the Company had one financing agreement in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants –which could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company, and all economic and financial indexes contractually provided have been achieved.

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of March 31, 2011, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions.

29. Financial instruments (Continued)

Derivatives

All the Company’s derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency, according to the Company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of March 31, 2011, the derivative instruments taken were effective for the debts for which they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt hedge may also be adjusted at fair value as per the rules applicable to fair value hedge.

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of finance liabilities (where applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

29. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

a) Swaps of foreign currency (EUR and dollar) x CDI (R$695,304) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange variation for loans (debt fair value of R$ 693,422).

b) Swap CDI percentage x foreign currency (Euro and Dollar) (R$22,400) - swap contracts entered into with maturities until June 30, 2011 with the objective of hedging foreign exchange variation for amounts receivable in Euro and in U.S. Dollar (book value of R$22,647).

The expected maturities of swap contracts as of March 31, 2011 is as follows:

For the purpose of preparing the financial statements, the Company adopted hedge accounting only for its foreign currency X CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

For the period ended March 31, 2011 derivative operations generated consolidated loss of R$22,182 (a consolidated gain of R$47 as of March 31, 2010), according to Note 23. At December 31, 2010, currency hedge transactions generated a net consolidated loss of R$2,179.

At March 31, 2011, the balance of R$239 is recorded as assets and R$44,465 as liabilities, recognizing the position of derivatives as of that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under the accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of March 31, 2011, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

30. Subsequent Events

The Special General Meeting held on April 27, 2011 approved the substitution and merger of shares of 100% of total capital of Vivo Participações S.A., in accordance with the corporate restructuring described in the Notices of Material Fact dated as of December 27, 2010 and pursuant to the Protocol of Merger of shares dated as of March 25, 2011. The acquired Vivo Participações S.A. is a publicly-held company listed on the Brazilian SEC (CVM) and in the U.S. Securities and Exchange Commission (SEC), the parent company of which is Telefónica S.A. as well. The Company acquired Vivo Participações S.A. in order to unify the shareholding position of the companies, rationalize the costs structure and facilitate the integration of businesses and the generation of synergies arising therefrom.

Because such corporate restructuring has been recently approved on April 27, 2011, the Company is still analyzing the accounting effects therefrom. As soon as the analysis is completed, it will be timely communicated to the market.

In accordance with item 4.2. of the Protocol of Merger of shares, the shareholders of Vivo Participações S.A were given, in substitution for the shares they currently hold in Vivo Participações S.A., new Company shares of the same type they hold in Vivo Participações S.A. in the proportion of one common and preferred share of Vivo Participações S.A. to 1.55 new shares of the same type issued by the Company. Accordingly, the Company issued 619,364,658 shares (212,767,241 common shares and 406,597,417 preferred shares) as way of payment for 100% of equity interest in Vivo Participações S.A. The fair value of shares issued in the amount of R$31,222,630 was calculated based on the economic value of Vivo Participações S.A. at December 31, 2010.

The estimated costs of the transaction reached R$10,000, of which R$3,140 were recognized in P&L and included in other operating expenses.

For illustrative purposes only, following is presented the statement of combined income, which was neither audited nor reviewed, prepared by the Company and its acquired, Vivo Participações S.A., had the acquisition taken place on January 1, 2011. Worth noting is that the statement of combined income does not address the accounting effects of allocation of the acquiree’s purchase price due to the short period run from the approval of the transaction to the disclosure of this quarterly information. This statement does not intend to represent the actual results of the Company had the reorganization taken place on the specified date, nor should it be used to project Company operating results for any future date or period. The combined results of the Company operations for the quarter ended March 31, 2011 is not necessarily an indication of operating results which can be expected for the whole year ended December 31, 2011.

(a) It includes depreciation and amortization expenses for R$1,084,368. (b) It includes mainly interconnection revenues and costs.

.

1. Accumulated Net Operating Revenue until March 31, 2011 amounted to R$3,966.0 million, which, when compared to R$3,893.7 million recorded in the same prior-year period, represented an increase of R$72,3 million or 1.9%. Main increases occurred in data transmission revenues; revenue from national long distance, explained by higher mobile incoming traffic with the "15" use (carrier selection code). These effects were offset by the reduction in local service revenues, mainly due to the reduction of lines in service.

2. Operating expenses: increased by R$159,2 million or 6.1%. The major variations are explained by: a) personnel expenses arising from headcount increase in workforce; b) third-party services, highlighting customer service and maintenance of the network as a consequent of the damage caused by the intense level of rainfall throughout the state of São Paulo in the period and c) interconnection and network usage. This increase was offset by lower expense on provision for doubtful accounts explained by an improvement in the customer base through Company's strong performance in its commercial debt collection practices.

3. Financial income, net: increased by R$61,8 million mainly due to a lower net indebtedness.

4. Accumulated Net income until March 2011 amounted to R$418,3 million, which represents a reduction of (13.7%) when compared to the same prior-year period. That variation reflects a reduction in operating income and a higher depreciation expense, partially offset by better financial results for the period.

5. Investments

Investments in broadband and new businesses have been intensified by expansion and modernization of our network, improvement of our systems and in our customer relations processes.

Until March 31, 2011 the Company invested the consolidated amount of R$373,2 million.

6. Lines in service (*)

March of 2011 ended with a total of 11,176,463 lines in service, of which 70.0% are residential customers, 24.2% are non-residential customers and the remaining refers to public telephones (**) and lines for own use.

(*) Not reviewed by independent auditors.

(**) The Company maintains a network of 250,578 public use telephones to meet the demand of the São Paulo state population in order to continue complying with the determinations of the regulating agency.

7. ANATEL

7.1 Goals

The quality and universalization goals of the Fixed Switch Telephone Services (STFC) are available for monitoring, on the ANATEL website at www.anatel.gov.br.

7.2 Concession contract

The STFC concession agreement was postponed on December 22, 2005 for a 20-year period, with possibility of amendment at December 31, 2010, 2015 and 2020. Such condition enables that ANATEL establish new terms and quality and universalization goals, based on the conditions then prevailing.

8. Tariff adjustments in 2010

a) Fixed-to-Fixed Tariffs – On October 5, 2010, through Rulings No. 6,418 and 6,419, ANATEL approved the STFC tariff adjustment, pursuant to criteria established in Local and National Long-Distance Concession Agreements, effective as from October 8, 2010. Tariffs increased by 0.66%.

b) Fixed-to-Mobile Tariffs – On February 9, 2010, through Act No. 971, ANATEL approved a 0.98% adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire Telesp’s concession area, sectors 31, 32 and 34 of Region III. On this same date, fixed-to-mobile interconnection tariffs (VUM) relating to VC1, VC2 and VC3 were adjusted by 0.67%. Adjustments became effective as from February 13, 2010.

9. Additional Information

For further details on the Company’s performance, please refer to the “Press Release” available at www.telefonica.com.br.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 26, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director